                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]

     For the fiscal year ended December 31, 2001,

                                       or

[_] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the transition period from ________ to _________.



                             Commission File Number
                                     1-9645



                     CLEAR CHANNEL OUTDOOR, INC. 401(k) PLAN
                            (Full title of the plan)



                       CLEAR CHANNEL COMMUNICATIONS, INC.
                               200 East Basse Road
                            San Antonio, Texas 78209
                            Telephone (210) 822-2828
           (Name of Issuer of the securities held pursuant to the plan and address of its principal executive office)

                     CLEAR CHANNEL OUTDOOR, INC. 401(k) PLAN
                               INDEX TO FORM 11-K

REQUIRED INFORMATION

         Independent Auditor's Report ......................................   3

Financial Statements

         Statement of Net Assets Available for Plan Benefits ...............   4

         Statement of Changes in Net Assets Available for Plan Benefits ....   5

         Notes to Financial Statements .....................................   6

Supplemental Schedule

         Schedule of Assets Held for Investment Purposes at End of Year ....   9



                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                  CLEAR CHANNEL OUTDOOR, INC. 401(k) PLAN

                  Date:  June 27, 2002


                  By:           /s/ Randall T. Mays
                     -----------------------------------------------------------
                         Name:  Randall T. Mays
                              --------------------------------------------------
                         Title: Executive Vice President/Chief Financial Officer
                               -------------------------------------------------

INDEPENDENT AUDITOR'S REPORT

To the Clear Channel Outdoor, Inc. 401(k) Plan


We have audited the accompanying statements of net assets available for plan benefits of the Clear Channel Outdoor, Inc. 401(k) Plan (formerly Eller Media Company 401(k) Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Clear Channel Outdoor, Inc. 401(k) Plan as of December 31, 2001 and 2000, and the changes in its net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2001, was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001, is presented for the purpose of additional analysis and is not a part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2001, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ THE HANKE GROUP, P.C.

May 21, 2002

                                       3

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CLEAR CHANNEL OUTDOOR, INC. 401(K) PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31,  2001 AND 2000
--------------------------------------------------------------------------------

ASSETS                                                                               2001           2000
INVESTMENTS
Plan interest in Clear Channel Communications, Inc. - Master Trust                $11,011,254   $11,723,224
                                                                                  -----------   -----------


TOTAL ASSETS                                                                       11,011,254    11,723,224


LIABILITIES


Administrative fee payable                                                              1,803             -
                                                                                  -----------   -----------

TOTAL LIABILITIES                                                                       1,803             -
                                                                                  -----------   -----------


NET ASSETS AVAILABLE FOR PLAN BENEFITS                                            $11,009,451   $11,723,224
                                                                                  ===========   ===========

See notes to financial statements.                                        Page 4

CLEAR CHANNEL OUTDOOR, INC. 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
  Net depreciation in fair value of investments                    $   (230,153)
  Dividends and interest                                                316,014
                                                                   ------------

TOTAL ADDITIONS                                                          85,861

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants                                           789,150
Administrative expenses                                                  10,484
                                                                   ------------

TOTAL DEDUCTIONS                                                        799,634
                                                                   ------------

Net decrease                                                           (713,773)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year                                                    11,723,224
                                                                   ------------

End of year                                                        $ 11,009,451
                                                                   ============

See notes to financial statements.                                        Page 5

CLEAR CHANNEL OUTDOOR, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000



1.       DESCRIPTION OF PLAN

The following description of the Clear Channel Outdoor, Inc. (the Company and Plan Sponsor) 401(k) Plan (the Plan), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General -- The Plan is a defined contribution plan generally covering all eligible employees of the Company who have one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Effective January 1, 1998, the Plan froze employer and employee contributions and ceased new participant loans. Active participants were required to leave their assets in the Plan and allowed to contribute to a new account established under the participant's name in the Clear Channel Communications, Inc. 401(k) Savings Plan. All participants in the Plan became 100% vested in their account balance on the date the Plan was frozen. As of August 1, 1999, new participant loans under the Plan again became available.

Effective July 1, 2001, the Plan's name was changed from the Eller Media Company 401(k) Plan to the Clear Channel Outdoor, Inc. 401(k) Plan.

Contributions -- Effective January 1, 1998, the Plan froze new participation and employer and employee contributions. As a result, no contributions were made to the Plan for the year ended December 31, 2001.

Participants may reallocate their accounts among the investment options offered by the Plan. The Plan currently offers ten registered investment funds and one sponsored stock fund from which participants may invest their funds.

Participant Accounts -- Each participant's account is credited with an allocation of the Plan earnings and charged with an allocation of administrative expenses. Allocations are based on account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting -- As of January 1, 1998, all participants of the Plan became 100% vested.

Participant Loans -- Participants may borrow $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at a fixed rate determined by the Plan Sponsor.

Payment of Benefits -- On termination of service due to death, disability or retirement, a participant may elect to receive a lump sum amount equal to the value of the participant's vested interest in his or her account, or quarterly or annual installments over a period not to exceed the joint life expectancy of the participant and his or her spouse. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

Effective July 1, 2001, the Plan was amended so that the only form of benefit is a single lump sum distribution.

Basis of Accounting -- The financial statements of the Plan are prepared using the accrual method of accounting.

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CLEAR CHANNEL OUTDOOR, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2001 AND 2000



2.       SUMMARY OF ACCOUNTING POLICIES

Investment Valuation and Income Recognition -- The Plan's investments are stated at fair value. The Plan's investments in the common stock are reported at fair value based on quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at December 31. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Payments of Benefits -- Benefits are recorded when paid.

Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3.       PLAN INTEREST IN CLEAR CHANNEL COMMUNICATIONS, INC. - MASTER TRUST

Effective July 1, 1999, the Plan transferred all investments to the Clear Channel Communications, Inc. - Master Trust (Master Trust), which is held by Fidelity Management Trust Company (Trustee). The Master Trust was established for the investment of assets of the Plan and four other Clear Channel Communications, Inc., sponsored retirement plans. These investments in the Master Trust consist primarily of registered investment companies and Company sponsored stock.

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of Clear Channel Communications, Inc. The Master Trust's assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and allocating among all plans (in proportion to the fair value of the assets assigned to each plan), the income and expenses resulting from the collective investment of the assets.

The proportionate interest of the Plan in the Master Trust at December 31, 2001 and 2000, was approximately 3.3% and 6.0%, respectively.

CLEAR CHANNEL OUTDOOR, INC. 401(K) PLAN

DECEMBER 31, 2001 AND 2000



4.       INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2001 and 2000:

                                                                                         2001             2000
         Clear Channel Communications, Inc., Common Stock (unitized*)             $   3,012,090         $3,332,793
         Fidelity Retirement Money Market Fund                                        1,668,510          1,835,350
         Fidelity Equity Income Fund                                                  1,420,968          1,547,935
         Spartan U.S. Equity Index Fund                                               1,062,299          1,297,938
         Fidelity Diversified International Fund                                        628,814            862,555
         Fidelity Puritan Fund                                                          789,636            802,686
         Fidelity Low Priced Stock Fund                                                 889,695            726,462
         PIMCO Total Return Fund                                                        676,193                  -

During the year ended December 31, 2001, the Plan's investments including gains and losses on investments bought and sold, as well as held during the year appreciated (depreciated) in value as follows:

         Registered investment companies                                                                $ (496,373)
         Common Stock - Clear Channel Communications, Inc. (unitized*)                                     266,220
                                                                                                        ----------

                                                                                                        $ (230,153)
                                                                                                        ==========

*A non-registered fund comprised of the underlying company stock and a short-term cash component.

5.       RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Plan Sponsor paid approximately $15,000 in administrative expenses related to the Plan for the year ended December 31, 2001.

6.       PLAN TERMINATION

The Company adopted a corporate resolution on behalf of the Clear Channel Outdoor, Inc. 401(k) Plan wherein both employer and employee contributions to the Plan were frozen as of January 1, 1998. Participants' account balances became fully vested in the Plan as of January 1, 1998. All employees of the Company became eligible to participate in the Clear Channel Communications, Inc. 401(k) Savings Plan effective January 1, 1999.

Effective April 30, 2002, the Plan was merged with the Clear Channel Communications, Inc. 401(k) Savings Plan.

7.       TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 1, 1997, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                              SUPPLEMENTAL SCHEDULE

CLEAR CHANNEL OUTDOOR, INC. 401(K) PLAN

EMPLOYER IDENTIFICATION NUMBER:  86-0801051
PLAN NUMBER:  003
DECEMBER 31, 2001
--------------------------------------------------------------------------------

Schedule H, Line 4(I):  Schedule of Assets Held for Investment Purposes at End of Year

                                                              Description of investment
          Identity of issuer,                                  including maturity date,
          borrower, lessor or                                   rate of interest,                             Current
             similar party                                 collateral, par or maturity value                   value
----------------------------------------------        ------------------------------------------     ------------------
      PIMCO                                           Total Return Fund                                   $    676,193

      Janus                                           Twenty Fund                                              139,616

      MSIFT                                           Mid-Cap Growth Advisor Fund                              314,798

 *    Clear Channel Communications, Inc.              Common Stock (unitized)                                3,012,090

 *    Fidelity Management Trust Company               Puritan Fund                                             789,636

 *    Fidelity Management Trust Company               Equity Income Fund                                     1,420,968

 *    Fidelity Management Trust Company               Low Priced Stock Fund                                    889,695

 *    Fidelity Management Trust Company               Diversified International Fund                           628,814

 *    Fidelity Management Trust Company               Dividend Growth Fund                                     210,591

 *    Fidelity Management Trust Company               Retirement Money Market Fund                           1,668,510

      Spartan                                         U.S. Equity Index Fund                                 1,062,299

      Participant Loans                               Various due dates and interest rates                     198,044
                                                                                                          ------------
                                                                                                          $ 11,011,254
                                                                                                          ============

* denotes party-in-interest

See accompanying independent auditor's report.                            Page 9

                                  EXHIBIT INDEX

23.1  Consent of The Hanke Group, P.C.